Third Quarterly Report

Ending February 28, 2007

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND

PRODUCTION RESULTS /

EXECUTIVE COMMENTS AND ANALYSIS

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND PRODUCTION RESULTS /
EXECUTIVE COMMENTS AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the financial situation for Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) between May 31, 2006 and February 28, 2007. It also includes a comparison between the operational results, treasury flow and financial situation for the 3-month period ending February 28, 2007 and those from the 3-month period ending February 28, 2006.

This analysis, completed on April 19, 2007, must be read in conjunction with the Company’s audited and consolidated financial statements as at May 31, 2006, presented in the last annual report.  Neptune financial statements were produced in accordance with Generally Accepted Accounting Principles (GAAP). Company results are published in Canadian dollars. All amounts appearing in this executive analysis are in Canadian dollars, unless otherwise indicated.

OVERVIEW

Neptune’s third quarterly report ending February 28, 2007 was dedicated to the marketing of its products in North America and Asia. Neptune also deployed development initiatives in the European and Australian market. To accomplish this, the Company participated in various tradeshows to promote its products and increase its presence in new markets to favour its growth.  Neptune also maintains its new commercial approach aimed at building strategic alliances with potential partners in the nutraceuticals, functional and medical food markets, as well as the biopharmaceutical market.

During this last quarter, Neptune realised constant progresses in its negotiations with potential partners in the functional and biopharmaceutical markets.

The Company still capitalizes on the results of its clinical research and benefits to this day from scientific results that demonstrate the benefits of Neptune Krill Oil (NKOTM) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, elevated cholesterol levels, inflammation problems and attention deficit and hyperactivity disorder.

During the third quarter of the May 31, 2007 fiscal year-end, the Company generated sales of $2.90M, as compared to $1.75M for the quarter ending February 28, 2006, an increase of 66% over last year’s corresponding quarter.

PRINCIPAL QUARTERLY FINANCIAL DATA

(In thousands of dollars, except per share data)

Fiscal Year Ending May 31, 2007

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	6,388	1,552	1,947	2,889
EBITDA (1)	1,568	303	546	719
Net Loss	1,189	286	449	454
Loss per Share basic and diluted	0.034	0.008	0.013	0.013

Fiscal Year Ended May 31, 2006

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	6,912	1,683	1,354	1,745	2,130
EBITDA (1)	1,049	342	245	235	227
Net Earnings (Net Loss)	(886)	(390)	(453)	665	(708)
Profit (Loss) per Share basic and diluted	(0.029)	(0.015)	(0.018)	0,021	(0,023)

Fiscal Year Ended May 31, 2005

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	4,838	1,117	1,171	1,176	1,374
EBITDA (1)	401	151	119	117	14
Net Loss	1,768	388	503	344	533
Loss per Share basic and diluted	0.069	0.015	0.020	0.013	0.021

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles.  Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.  Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes and losses on exchange incurred during the fiscal year.  Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as stock option related compensation, for its EBITDA calculation.

In the third quarter ending February 28, 2007, the Company recorded an EBITDA of $0.719M compared to $0.235M in last year corresponding quarter ending February 28, 2006, an increase of 206%.  The Company also reported non-cash stock options related compensation of $0.887M for employees and non-employees for the quarter ending February 28, 2007 for a total of $1.951M for the first nine month period of the current fiscal year.  During the third quarter ending February 28, 2007, the Company has cancelled certain contracts that included stock option to non-employees.  By doing so, the Company has significantly reduced for the years to come, the non-cash expenses related to the options granted to non-employees.  These non-cash expense also relates to previous options granted as well as the performance related to the increase in the Company’s share value.  If we were to exclude these non-cash expenses, the Company would have realised a net profit of $0.762M for the first nine months of the current fiscal year.

TREASURY FLOW AND FINANCIAL SITUATION

Operating Activities

During the third quarter ending February 28, 2007, the Company’s operations generated a decrease in liquidities of $0.377M, compared to a decrease of $0.010M for the quarter ending February 28, 2006. The decrease of $0.377 is due in large part to changes in the working capital items from one quarter to the other. The changes to the working capital items for the third quarter ending February 28, 2007 are mainly due to an increase in receivables in the amount of $1.414M, a decrease in inventories totalling $0.611M and a decrease in accounts payable amounting to $0.347M, as compared to the second quarter ending November 30, 2006.

Investment Activities

During the third quarter ending February 28, 2007, the investment activities generated an increase in liquidities of $0.884M.  This increase is mainly due to short term deposits partial cash in for $0.9760M less fixed and intangible assets additions for a total of $0.092M.

Financing Activities

During the third quarter ending February 28, 2007, the financing activities generated a decrease in liquidities of $0.185M.  This decrease is mainly due to the reimbursement of the long term debt for an amount of $0.241M less a small increase related to the issue of new shares following the exercise of stock options net of shares issue expenses for a total amount of $0.055M.

Overall, taking the treasury flow into account, the Company increased its cash by 0.367M since November 30, 2006.

Financial Situation

The following table details the important changes to the balance sheets as at February 28, 2007 and May 31, 2006:

Accounts	Increase	Comments
	(Reduction)
	(In thousands of dollars)
Cash	509	See cash flow statement
Short term investment	2,574	Placement of part of the financing
Receivables	2,212	Increase in sales and credit terms extension
Inventory	626	Increase in both raw materiel and NKO
		inventories in order to secure increase
		in sales and production
Fixes assets	913	Plant acquisition
Accounts payable and accrued liabilities	(249)	Good management of payables
Long term debt	529	Financing of plant acquisition

PRIMARY ANNUAL FINANCIAL RATIOS

	February 28, 2007	May 31, 2006	May 31, 2005
Working Capital Ratio (current assets / current liabilities)	3.92	1.80	1.19
Solvency Ratio (Debt Capital/Shareholder Equity) *	0.56	1.26	1.47

* including convertible debentures

Most of the Company’s financial ratios improved for the quarter ending February 28, 2007, as compared to the year ended May 31, 2006. This was mostly due to the overall real performance of the Company and the issuance of capital stock.

The Company’s contractual obligations, including payments due during the next 5 reporting periods and the following ones, are presented in the following table:

(In thousands of dollars)
Required payments per periods
	Required Payments per Period
Contractual Obligations		Less than	2 to 3	4 to 5	More than
	Total	one period	periods	periods	5 periods
Long-term Debt*	4,428	985	1,860	927	656
Loans guaranteed by investments in
rental contracts**	63	31	29	3	-
Other rental contracts	980	134	291	281	274
Total liabilities	5,471	1,150	2,180	1,211	930

*  This amount is not reduced by the assigned to warrants and common shares.

** Including interest fees

Related Party Transactions

The transactions between related parties are described in note 2 “Related Party Transactions” of the Company’s financial statements as at February 28, 2007.

Change in Accounting Policies

No changes in accounting policies since May 31, 2006.

Subsequent Events

There were no subsequent events of importance after February 28, 2007.

RISK FACTORS

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

The majority of the Company’s accounts receivables are 90% guaranteed by insurers.  U.S. currency is used for the majority of foreign transactions. For the time being at least, any exchange rate risk to the Company is mainly limited to the variation of the American dollar.  Despite the fact that raw material purchases are currently handled in U.S. currency, Management also has the ability to financial instrument to minimize the exchange risk.

Product Liability

The Company acquires a $5M liability insurance policy to cover civil liability relating to its products on a yearly basis. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements

This Executive Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty, and it is possible that the actual future results of the Company differ somewhat from those predicted. These risks include: the growth in demand for Company products, seasonal variations in customer orders, changes in pricing and availability for raw materials, and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its analysis on the prospective statement information available at the time of drafting. The inclusion of this information should not be considered a declaration by the Company that the predicted results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at: http://www.sedar.com.

On April 19, 2007, the total number of common shares issued by the Company and in circulation was 36,634,246, and Company common shares were being traded on the TSX stock exchange in Toronto under the listing NTB.

/s/ Henri Harland

     /s/ André Godin

President and CEO

Vice-president, Administration & Finance

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